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                               January 11, 2024

       Son Tam
       Chief Executive Officer
       Epsium Enterprise Ltd
       Alameda Dr. Carlos D   assumpcao
       Edf China Civil Plaza 235-243, 14 Andar P
       Macau, SAR China

                                                        Re: Epsium Enterprise
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed December 29,
2023
                                                            File No. 333-276313

       Dear Son Tam:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed December 29, 2023

       Cover Page

   1. We note your response to comment 2 in our letter dated December 7, 2023 and revised disclosure in the
eighth paragraph on the cover page. Please further revise to specify that it is the "various legal
and operational risks" associated with operations in China, should they become applicable
to your operations, that "could result in a material change in
                                                        [y]our operations
and/or the value of the securities [you] are registering for sale or could significantly limit or
completely hinder [y]our ability to offer or continue to offer securities to investors
and cause the value of such securities to significantly decline or be worthless."
 Son Tam
FirstName  LastNameSon
Epsium Enterprise Ltd Tam
Comapany
January 11,NameEpsium
            2024       Enterprise Ltd
January
Page 2 11, 2024 Page 2
FirstName LastName
Description of Share Capital, page 102

2. Article 8.21 of the Amended and Restated Memorandum and Articles of Association filed
         as Exhibit 3.2 states, "Until the consummation of the Company   s IPO,
any action that may
         be taken by the Members at a meeting may also be taken by a Resolution of Members
         consented to in writing...Following the Company   s IPO, any action
required or permitted
         to be taken by the Members of the Company must be effected by a meeting of the
         Company..." This appears to conflict with the statement on page 103 that shareholder action "may be affected by a resolution in writing" and your disclosure on page 108 that shareholders "may approve corporate matters by way of a written resolution without a meeting..." Please revise this disclosure to reflect the rights regarding action by written resolution that your shareholders will have upon consummation of the initial public offering.
General

3. We note your response to prior comments 3 and 6 in our letter dated December 7, 2023 and revised disclosure indicating your belief that Epsium HK and Luz are compliant with applicable Hong Kong and Macau laws and regulations, respectively. In this disclosure, you specifically reference Hong Kong and Macau laws and regulations relating to data privacy and unfair competition/anti-monopoly. Please supplement your cover page disclosure with a statement as to whether and how these particular laws and regulations have or may impact your ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange. In your "Risk Factors Related to Doing Business in Macau,"
         add a risk factor acknowledging the Hong Kong and Macau laws and regulations that result in oversight over data security and whether and how this oversight impacts your business and the offering. State in this risk factor, as you have on the cover page, that you believe Epsium HK and Luz are in compliance with data security laws in Hong Kong and
         Macau, to the extent applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Son Tam
Epsium Enterprise Ltd
January 11, 2024
Page 3

       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameSon Tam
                                                           Division of
Corporation Finance
Comapany NameEpsium Enterprise Ltd
                                                           Office of Trade &
Services
January 11, 2024 Page 3
cc:       Laura Hua Lua Hemman, Esq.
FirstName LastName